EXHIBIT 12.1
UTi WORLDWIDE INC.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year ended January 31,
	2007	2006	2005	2004	2003
Pre-tax income from continuing operations (net of minority interest in net income)	$143,875	$94,596	$63,869	$41,703	$37,472
Add fixed charges computed below	57,447	36,034	25,849	23,227	16,254

Consolidated earnings available for Fixed Charges	$201,322	$130,630	$89,718	$64,930	$53,726

Consolidated Fixed Charges
Interest expense per financial statements	$23,309	$8,814	$4,586	$5,840	$5,127
Portion of rentals (1/3) representing an interest factor	34,138	27,220	21,263	17,387	11,127

Consolidated Fixed Charges	$57,447	$36,034	$25,849	$23,227	$16,254

Consolidated Ratio of Earnings to Fixed Charges	3.5x	3.6x	3.5x	2.8x	3.3x